UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SILVER WHEATON CORP.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

828336 10 7

(CUSIP Number)

Anna Tudela Assistant Corporate Secretary Goldcorp Inc. Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8 Canada (604) 696-3000	Bill Koutsouras Goldcorp Trading (Barbados) Ltd. P.O. Box 5046 Warrens, Barbados 28000 (246) 227-6400	Copy to: Gil I. Cornblum Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

_____________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 828336 10 7

1	NAMES OF REPORTING PERSONS Goldcorp Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER 108,000,000*

8	SHARED VOTING POWER -0-

9	SOLE DISPOSITIVE POWER 108,000,000*

10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*

14.	TYPE OF REPORTING PERSON CO

*	See Items 3, 4 and 5

CUSIP No. 828336 10 7

1	NAMES OF REPORTING PERSONS Goldcorp Trading (Barbados) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER 108,000,000*

8	SHARED VOTING POWER -0-

9	SOLE DISPOSITIVE POWER 108,000,000*

10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*

14.	TYPE OF REPORTING PERSON CO

*	See Items 3, 4 and 5

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Schedule 13D filed on April 12, 2006 with respect to the common stock, no par value (the “SW Common Shares”) of Silver Wheaton Corp. (“Silver Wheaton”), by Goldcorp Inc. an Ontario corporation (“Goldcorp”), and Goldcorp Trading (Barbados) Ltd. (“Goldcorp Trading”) (formerly known as Wheaton Trading (Caymans) Ltd. (“Wheaton Trading”)) a Caymans corporation and a wholly-owned subsidiary of Goldcorp.

Item 2. Identity and Background

Items 2(a) through 2(f) are hereby amended in their entirety as follows:

(a)	The names of the persons filing this statement are Goldcorp and Goldcorp Trading (Barbados) Ltd.
(b)

The address of the principal executive office of Goldcorp is Suite 3400, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. The business address of each of Goldcorp’s directors and executive officers is set forth on Schedule A.

The address of the principal executive office of Goldcorp Trading is Chancery Chambers. The business address of Chancery Chambers is Chancery House, High Street, Bridgetown, Barbados. The business address of each of Goldcorp Trading’s directors and executive officers is set forth on Schedule B.

(c)

Goldcorp is a natural resource company engaged in the exploration and development of gold and other metal properties in North America, South America and Australia. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Goldcorp’s directors and executive officers, as of the date hereof.

Goldcorp Trading buys and sells metals on behalf of Goldcorp. Set forth on Schedule B is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Goldcorp Trading’s directors and executive officers, as of the date hereof.

(d) and (e)

During the last five years neither Goldcorp, nor to Goldcorp’s knowledge, any person named in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years neither Goldcorp Trading, nor to Goldcorp Trading’s knowledge, any person named in Schedule B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Goldcorp is an Ontario corporation. The citizenship of each person named in Schedule A is set forth thereon.

Goldcorp Trading is a Barbados corporation. The citizenship of each person named in Schedule B is set forth thereon.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On May 19, 2006 Wheaton Trading (Caymans) Ltd. changed its name to Goldcorp Trading (Caymans) Ltd.

On December 4, 2006, Goldcorp Trading (Caymans) Ltd. was continued as a Barbados corporation and was renamed Goldcorp Trading (Barbados) Ltd.

On December 7, 2006, 18,000,000 SW Common Shares were purchased from Goldcorp and Goldcorp Trading by a syndicate of underwriters led by GMP Securities L.P. for a price per SW Common Share of Cdn. $12.70 for aggregate gross proceeds to Goldcorp and Goldcorp Trading of Cdn. $228,600,000. See Item 4 for a description of the transaction.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the second paragraph thereof:

On December 4, 2006, Goldcorp Trading (Caymans) Ltd. was continued as a Barbados corporation and was renamed Goldcorp Trading (Barbados) Ltd.

On December 7, 2006, Goldcorp and Goldcorp Trading, pursuant to an underwriting agreement dated November 30, 2006 (the “Underwriting Agreement”), sold 18,000,000 SW Common Shares to a syndicate of underwriters comprised of GMP Securities L.P., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, CIBC World Markets Inc., Genuity Capital Markets, Merrill Lynch Canada Inc., National Bank Financial Inc., UBS Securities Canada Inc., Fort House Inc., Salman Partners Inc. and Sprott Securities Inc. (the “Underwriters”), for Cdn. $12.70 per SW Common Share for aggregate gross proceeds to Goldcorp and Goldcorp Trading of Cdn. $228,600,000.

Pursuant to a lock up agreement (the “Lock Up Agreement”), dated December 7, 2006 and continuing to and including the date 90 days after December 7, 2006, Goldcorp has agreed, on its own behalf and on behalf its subsidiaries that exercise control or direction over any SW Common Shares, that they will not directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any such intention, whether through the facilities of a stock exchange, by private placement or otherwise, securities of Silver Wheaton held by them, directly or indirectly, without first obtaining the written consent of GMP Securities L.P. on behalf of the Underwriters, which consent will not be unreasonably withheld, and which consent will not be withheld upon the occurrence of a take-over bid or similar transaction involving a change of control of Silver Wheaton.

As of the date of this Amendment No. 1, other than as described above, neither Goldcorp or Goldcorp Trading has any plans or proposals with respect to Silver Wheaton which relate to or would result in any of the events described in Item 4(a) through 4(j).

This Item 4 is qualified in its entirety by the Underwriting Agreement and the Lock Up Agreement, which are filed as exhibits 1 and 2 hereto, respectively, and incorporated by reference into this Item 4.

Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Parts (a) – (b) and (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (b) Goldcorp, through its wholly-owned subsidiary, Goldcorp Trading is the beneficial owner of 108,000,000 SW Common Shares disclosed in this statement on Schedule 13D. To the knowledge of Goldcorp and Goldcorp Trading, such SW Common Shares constitute approximately 49% of the issued and outstanding

SW Common Shares, based on 220,497,111 SW Common Shares outstanding as of November 20, 2006. Goldcorp, through its wholly-owned subsidiary Goldcorp Trading, has sole power to vote and sole power to dispose of the 108,000,000 SW Common Shares.

(c)

Other than as disclosed in Items 3 and 4, neither Goldcorp, through Goldcorp Trading, nor, to the knowledge of Goldcorp or Goldcorp Trading, any person named in Schedule A or Schedule B, has effected any transaction in SW Common Shares during the past 60 days.

This Item 5 is qualified in its entirety by the Transfer Agreement, Underwriting Agreement and the Lock Up Agreement, which are filed as exhibits 1 and 2 hereto, respectively, and incorporated by reference into this Item 5.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

In connection with the sale of 18,000,000 SW Common Shares to the Underwriters as described in Items 3 and 4 above, Goldcorp and Goldcorp Trading entered into (i) the Underwriting Agreement with the Underwriters which contained customary terms and conditions for an underwritten financing and (ii) the Lock Up Agreement.

This Item 6 is qualified in its entirety by Underwriting Agreement and the Lock Up Agreement, which are filed as exhibits 1 and 2 hereto, respectively, and incorporated by reference into this Item 6.

Except as indicated above, the information set forth in Item 6 of the Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

Exhibit 1:   Underwriting Agreement, dated as of November 30, 2006, among Goldcorp, Goldcorp Trading (Caymans) Ltd., Silver Wheaton, GMP Securities L.P., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, CIBC World Markets Inc., Genuity Capital Markets, Merrill Lynch Canada Inc., National Bank Financial Inc., UBS Securities Canada Inc., Fort House Inc., Salman Partners Inc. and Sprott Securities Inc.

Exhibit 2:   Lock Up Agreement dated December 7, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 20, 2006

GOLDCORP INC.

By: /s/ Anna Tudela
Name: Anna Tudela
Title: Director, Legal and Assistant Corporate Secretary

GOLDCORP TRADING (BARBADOS) LTD.

By: /s/ Lindsay Hall
Name: Lindsay Hall
Title: Director, Goldcorp Trading (Barbados) Ltd.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF GOLDCORP INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Goldcorp. Unless otherwise indicated below, the business address of each such person is Suite 3400, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

Board of Directors

Name and Title	Present Principal Occupation	Citizenship

Ian Telfer Director	Chairman of the Board of Directors of Goldcorp	Canadian

Douglas Holtby Vice Chairman and Lead Director	President and CEO of Arbutus Road and MKC Capital.	Canadian

John P. Bell Director	Self-employed	Canadian

Lawrence I. Bell Director	Non-Executive Chairman of the British Columbia Hydro and Power Authority	Canadian
Beverley Anne Briscoe Director	Chair of the British Columbia Government’s Industry Training Authority	Canadian

Peter Dey Director	Chairman of Paradigm Capital Inc. and Chairman of Addax Petroleum Corp.	Canadian

Kevin McArthur	President and Chief Executive Officer of Goldcorp	American

P. Randy Reifel Director	President and Director, Chesapeake Gold Corp.	Canadian

A. Dan Rovig Director	Retired/Consultant	American

Kenneth Williamson Director	Consultant	Canadian

Executive Officers Who Are Not Directors

Title and Present
Name	Principal Occupation	Citizenship

Lindsay Hall	Executive Vice President and Chief Financial Officer	Canadian
Russell Barwick	Executive Vice President and Chief Operating Officer	Canadian
Eduardo Luna	Executive Vice President, Mexico	Mexican
Charles Jeannes	Executive Vice President	American
Steve Reid	Executive Vice President, Canada and USA	Australian
Julio Carvalho	Executive Vice President, Central and South America	Brazilian
Mark Ruus	Vice President, Tax	Canadian
Ron Hazelton	Vice President, Finance	Canadian
Wendy Louie	Vice President, Controller	Canadian
Paula Rogers	Vice President, Corporate Treasurer	Canadian
Paul Stein	Corporate Secretary	Canadian
Anna Tudela	Assistant Corporate Secretary	Canadian
Douglas Holtby	Vice Chair and Lead Director	Canadian

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF GOLDCORP TRADING (BARBADOS) LTD.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Goldcorp Trading (Barbados) Ltd.

Board of Directors

Name and Title	Present Principal Occupation	Citizenship

Lindsay A. Hall Director	Executive Vice President and Chief Financial Officer of Goldcorp Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8	Canadian

Bill Koutsouras Director	P.O. Box 5046 Warrens, Barbados 28000	American

Trevor A. Carmichael Director	Attorney at Law Staple Grove House St. David’s Christ Church Barbados	Barbadian
Stuart James Gardiner “Shalom” Director	Businessman Greenridge Drive Paynes Bay, St. James, Barbados	Australian

Executive Officers Who Are Not Directors

Title and Present
Name	Principal Occupation	Citizenship

Chancery Chambers	Secretary Chancery House High Street Bridgetown Barbados	Barbadian